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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              CROWN ANDERSEN INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)



                                   228190104
                                 (CUSIP Number)



                      MICHAEL P. MARSHALL, GENERAL PARTNER
                                  PO BOX 25121
                             JACKSON, WYOMING 83001
                                 (307)733-3637
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 9, 1998
            (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. [ ]


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                                  SCHEDULE 13D

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CUSIP NO.    228190104                                                                           PAGE    1   OF     3    PAGES
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       1          NAME(S) OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                  MCA Partners, L.P.
                  Michael P. Marshall

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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.                                                        (a) [  ]
                                                                                                                            (b) [  ]
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       3          SEC USE ONLY
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       4          SOURCE OF FUNDS*
                                                                 PF
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       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS      2(d) OR 2(e).  [ ]


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       6          CITIZENSHIP OR PLACE OF ORGANIZATION.     MCA Partners, L.P.  a Georgia Limited Partnership
                                                            Michael P. Marshall, United States of America citizen
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Number of Shares      7      SOLE VOTING POWER:     300,000
  Beneficially     -----------------------------------------------------------------------------------------------------------------
  Owned by Each
Reporting Person      8      SHARED VOTING POWER:   N/A
      with
                  ------------------------------------------------------------------------------------------------------------------

                      9      SOLE DISPOSITIVE POWER:     300,000

                  ------------------------------------------------------------------------------------------------------------------

                     10      SHARED DISPOSITIVE POWER:   N/A

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       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.     300,000


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       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                                                                       [  ]


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       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    16.5 %


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       14         TYPE OF REPORTING PERSON*      PN

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

*SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

         This Schedule 13D relating to the shares of Common Stock, $.01 par value, (the "Shares") of Crown Andersen, Inc. (the "Issuer") is being filed by MCA Partners, L.P. and Mr. Michael P. Marshall.

Item 1.  Security and Issuer.

         (a)      Shares of Common Stock $.10 par value.

         (b)      Crown Andersen, Inc.
                  306 Dividend Drive
                  Peachtree City, GA 30269

Item 2.  Identity and Background.

         (a) This statement is being filed by MCA Partners, L.P., a Georgia limited partnership for which Mr. Michael P. Marshall acts as General Partner. The limited partners are children of Mr. Marshall.

         (b) The limited partnership and Mr. Marshall's address is PO Box 25121, Jackson, Wyoming 83001

         (c) Present Principal Occupation: The limited partnership was recently formed to own the shares of Common Stock of the Issuer. Mr. Marshall's present occupation is private investments.

         (d) Mr. Marshall has not, during the last five years been convicted in a criminal proceeding.

         (e) Neither the limited partnership nor Mr. Marshall have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subjected to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding of any violations with respect to such laws.

         (f) The limited partnership was organized under the laws of the State of Georgia. Mr. Marshall is a United States citizen.

Item 3.  Source and Amount of Funds or Other Considerations.

         Mr. Marshall used personal funds in making the acquisition.

Item 4.  Purpose of Transaction.

         The purchase was made for investment purposes only.

Item 5.  Interest in Securities of Issuer.

         (a) As a result of the purchase, the limited partnership owns a total of 300,000 shares of Common Stock of Crown Andersen, Inc., which represents approximately 16.5% of such Company's outstanding shares of Common Stock. Mr. Marshall does not own any shares directly.



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         (b) Mr. Marshall, as General Partner, has sole voting and disposition power to the 300,000 shares purchased as described in (a) above

         (c) There have been no transactions in the Issuer's Common Stock by either the limited partnership or Mr. Marshall other than as disclosed in (a) above.

         (d) No other person is known to Mr. Marshall to have any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the purchase of the 300,000 shares of Common Stock, the Issuer entered into a registration rights agreement whereby the limited partnership was granted (i) a right to demand, on one occasion only, the registration of the acquired shares and (ii) unlimited "piggy back" registration rights.

Item 7.  Material to be Filed as Exhibits.

         None


                                              MCA PARTNERS, L.P.


DATE:  February 1, 1999                       By: /s/  Michael P. Marshall
                                                  --------------------------
                                                  Michael P. Marshall,
                                                  General Partner



                                                  /s/  Michael P. Marshall
                                                  --------------------------
                                                  Michael P. Marshall